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Tel: +1.312.876.7700 Fax: +1.312.993.9767
www.lw.com

FIRM / AFFILIATE OFFICES
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October 16, 2019	Beijing	Munich
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Washington, DC 20549-6010

Attention:	Barbara Jacobs, Assistant Director
Mitchell Austin, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Laura Veator, Staff Accountant

Re:	Sprout Social, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Confidentially Submitted October 3, 2019
CIK No. 0001517375
Ladies and Gentlemen:
On behalf of our client, Sprout Social, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated October 10, 2019 relating to the Company’s draft Amendment No. 3 to the registration statement on Form S-1 submitted on October 3, 2019 (the “Registration Statement”). Also set forth below is a response to the Staff’s comment 13 in the Staff’s letter dated July 10, 2019 (the “Initial Letter”) related to the Company’s draft registration statement submitted on June 13, 2019.
The Company has confidentially submitted today Amendment No. 4 to the Registration Statement (“Amendment No. 4”), together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff by hand delivery copies of this letter as well as both a clean copy of Amendment No. 4 and a copy marked to show all changes from the draft version submitted on October 3, 2019.

October 16, 2019

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.
Amendment No. 3 to Draft Registration Statement on Form S-1 submitted October 3, 2019
Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 69

1.	We note your responses to prior comments 1 and 2. Please also revise your disclosure to briefly explain:

•
that you neither track increases in revenue attributable to new customers and expansion within existing customers for interim periods nor currently use, or intend to use, such data to manage your business; and

•	why the percentage increase in subscription revenue from new customers is greater than the percentage increase in number of customers.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 72 and 75 of Amendment No. 4.
Initial Letter
Description of Capital Stock Common Stock Conversion, page

13.
You disclose that shares of your Class B common stock will automatically convert into shares of your Class A common stock upon a certain date. When you disclose the conversion date, please briefly explain why this date was chosen.

Response: The Company respectfully informs the Staff that it has revised its disclosure on pages 12 and 126 of Amendment No. 4 to reflect that shares of the Company’s Class B common stock will automatically convert into shares of the Company’s Class A common stock upon the earlier of (i) the first date on which the voting power of all then outstanding shares of Class B common stock represents less than 10% of the combined voting power of all then outstanding shares of Class A common stock and Class B common stock; (ii) the date that is seven (7) years from the closing of the offering; and (iii) the date specified by a vote of the holders of a majority of the then outstanding shares of Class B common stock voting as a separate class.
The Company respectfully advises the Staff that the time-based sunset provision of seven (7) years was chosen as the Company believes a seven (7) year period is a reasonably limited period of time and aligns with the voting policies and recommendations of proxy advisory firms and numerous institutional investors.
*********

October 16, 2019

Any comments or questions regarding the foregoing should be directed to the undersigned at +1.312.876.7680. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Christopher Lueking
Christopher Lueking, Esq.
of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Cathy Birkeland, Latham & Watkins LLP
Steven Gavin, Winston & Strawn LLP
Joe Del Preto, Sprout Social, Inc.
Heidi Jonas, Sprout Social, Inc.